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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

           For Period Ended: March 31, 2001
                             --------------
           [ ] Transition Report on Form 10-K
           [ ] Transition Report on Form 20-F
           [ ] Transition Report on Form 11-K
           [ ] Transition Report on Form 10-Q
           [ ] Transition Report on Form N-SAR
           For the Transition Period Ended: _________________________


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  Read instruction (on back page) Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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PART 1 - REGISTRANT INFORMATION

FULL NAME OF REGISTRANT:

         Baldwin Piano & Organ Company

FORMER NAME IF APPLICABLE:

         N/A

ADDRESS OF PRINCIPLE EXECUTIVE OFFICE (STREET AND NUMBER):

         4680 Parkway Drive, Suite 200



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CITY, STATE AND ZIP CODE:

         Mason, Ohio 45040-7198


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;[X]; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transitional report or portion thereof, could not be filed within the prescribed time period.

                                SEE ATTACHMENT A

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                                    Duane D. Kimble
                                    (513) 754-4500

                  with a copy to:

                                    Richard G. Schmalzl, Esq.
                                    Graydon, Head & Ritchey LLP
                                    1900 Fifth Third Center
                                    Cincinnati, Ohio 45202
                                    (513) 629-2828

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         (2) Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes     [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X] Yes     [  ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's first fiscal quarter 2001 sales decreased 22% to $15.6 million, excluding the sale of inventory that was part of the sale of the Baldwin Retail Stores to Biasco Piano Acquisition, Inc., compared to $19.9 million in the first fiscal quarter 2000. The lower sales were caused by higher than normal seasonal dealer inventories resulting from an overall economic slowdown during the fourth quarter 2000 and continued economic slowness during the current quarter. In the first fiscal quarter 2001 the Company had a net loss from continuing operations of $4.8 million, or $1.38 net loss per share, compared to a net loss from continuing operations of $2.1 million, or $.60 net loss per share, in the first fiscal quarter 2000. The first quarter 2001 results included several one-time events previously disclosed in press releases and 8-K filings, including an after-tax shutdown charge of $1,625,000, or 47 cents per share, for the closing of the Company's Greenwood, Mississippi facility and an after-tax charge relating to a certain management contract triggered at the sale date of $870,000, or 25 cents per share, related to the sale of the Contract Electronics division. Excluding these one-time charges, the Company's loss for the first quarter 2001 was $2.3 million or 66 cents per share.

         BALDWIN PIANO & ORGAN COMPANY has caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.

Date: May 15, 2001                           By: /s/ Duane D. Kimble
                                             ---------------------------------
                                             Duane D. Kimble, President, Chief
                                             Financial Officer and Secretary

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

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                                  ATTACHMENT A

         As described in more detail below, a series of events has transpired to date through the second quarter of 2001 that have substantially impacted the ability of management to adequately prepare the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2001, including without limitation the management discussion and analysis section of that report. These events have required substantial amounts of time that ordinarily would have been spent compiling and producing the materials for the Company's quarterly report on Form 10-Q. Accordingly, the Company could not prepare its quarterly report on Form 10-Q in time for the Company's management and Board of Directors to have a reasonable opportunity to assess such disclosures in connection with a meaningful review of the Company's recently prepared financial statements for the fiscal quarter ended March 31, 2001. As a result of these events, the Company could not complete its quarterly report on Form 10-Q by the scheduled due date without unreasonable effort and expense. These events have also caused the Company to reschedule its Annual Meeting of Shareholders from June 6, 2001 until July 10, 2001 and to delay the Company's dissemination of proxy materials and annual reports to its shareholders in connection with such annual meeting.

         A brief discussion of these significant events follows.

Reduced Sales; Liquidity Squeeze
--------------------------------

         On April 24, 2001, the Company announced that the Company was experiencing disappointing sales trends and tighter lending terms from its primary lender, thereby creating a liquidity squeeze. The Company has continued discussions with its primary lender to address the liquidity issues and has obtained overadvances from its lender to help address those issues. The Company is negotiating with its primary lender to restructure its debt to eliminate the defaults now existing under the credit facility, including the obligation to repay the overadvances. Since May 4, 2001 the Company's primary lender has charged the default rate of interest which is 5.5% above the G.E. Capital commercial paper rate. Further, the Company is in active discussions with several other possible lending sources and exploring several other options to restructure its business and debts. While the Company is hopeful about its restructuring prospects, there can be no guarantee that those efforts will be successful.

Changes in Management and Board of Directors
--------------------------------------------

         On April 27, 2001, the Company announced that Robert J. Jones would become its Chief Executive Officer. This announcement followed the Company's prior announcements in February 2001 and March 2001 that Karen Hendricks, its prior Chief Executive Officer, had provided notice that she would resign her position effective in November, 2001 and that Duane Kimble, the Company's Chief Financial Officer, was elevated to the additional position of President to facilitate the management transition process.

         Mr. Jones was also appointed to the Company's Board of Directors to replace John Gutfreund who had resigned from the Board. On April 30, 2001, the Company announced that Kenneth W. Pavia, Jr. had been appointed Chairman of the Board. On May 10, 2001, the Company was informed by Mrs. Hendricks that she was resigning from the Board, effective immediately.

         The need to focus on increasing the Company's sales and addressing its liquidity issues with its primary lenders and others, coupled with the significant changes in the composition of the Company's executive management team and Board of Directors, have required, and continue to require, substantial amounts of time and effort in order to analyze and address the Company's

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current financial position and direction and to implement an effective management transition. These efforts and time commitments further contributed to reducing the amount of time available to the preparation of the Company's quarterly report on Form 10-Q and for a meaningful review by the new executive management team.

         In light of the above transactions (which could not have been eliminated), Company management believes that it would have required unreasonable effort and expense for the Company to file its quarterly report on Form 10-Q for the period ended March 31, 2001 by the prescribed due date of May 15, 2001. The Company respectfully requests extension of this due date so that the Company may timely file its Form 10-Q within five calendar days of the due date, such that the Form 10-Q will be filed no later than May 21, 2001.

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